MINTZ & FRAADE, P.C.
COUNSELORS AT LAW
488 MADISON AVENUE
NEW YORK, NEW YORK 10022

TELEPHONE	OF COUNSEL
(212) 486-2500	JAY D. FISCHER
EDWARD C. KRAMER
KEVIN J. MCGRAW
TELECOPIER	ARTHUR L. PORTER, JR.
(212) 486-0701	JON M. PROBSTEIN
SEYMOUR REITKNECHT
I. FREDERICK SHOTKIN

May 18, 2009

Via Email

John D. Reynolds, Assistant Director
Office of Beverages, Apparel and Health Care Services
United States Securities and Exchange Commission
Washington, D.C. 20549

Re: Madison Enterprise Group, Inc.
Amendment No. 6 to the
Registration Statement on Form S-1
File No. 333-142666
Filed January 15, 2009
Dear Mr. Reynolds:

On behalf of our client, Madison Enterprises Group, Inc., I am enclosing Amendment No. 7 to the Registration Statement on Form S-1.

This letter shall address each of the comments in your correspondence point by point.

1.  Your current disclosure indicates that the company sold 210,000 shares to investors in exchange for $21,000 during the period from November 1, 2006 through December 31, 2007.  We further note that the company filed a Form D on August 6, 2007.  You initially filed your Form S-1 on May 7, 2007.  Please revise your existing disclosure, and add Item 15 disclosure, including the specific date(s) sales were made.  To the extent that the sales were made while the company was in registration, please advise us why the company believes its current Form S-1 may be conducted as a resale registration statement.  In this respect your attention is directed to Compliance and Disclosure & interpretation No 139.25 available on our website at http://sec.gov/divisions/corpfin/guidance/sasinterp.htm.

We have made the necessary disclosures under the section titled “Recent Sales of Unregistered Securities”.  The sales were made prior to the company being in registration.

2.  Please revise your disclosure to indicate what states the offering will be conducted in and indicate what restrictions, if any, have been paced on selling shareholders to ensure that they only make sales on those states.

Because it is not contemplated that any of the selling stockholders intend to sell their shares until we enter into a business combination transaction, and any sales will have to be through a broker dealer, we have no way to know which states  prospective purchasers will be located in.  It will be the brokers’ legal obligation to confirm that sales can legally be made in any applicable states.

3.  Please check the box indicating that this is a rule 415 offering.

We have checked the box indicating that this is a rule 415 offering.

4.  Please revise to disclose the name of the insured depository institution being used as escrow for the funds and shares

We have revised to disclose the name of the insured depository institution being used as escrow agent for the funds and shares.

5.  Please explain or revise the last sentence of the second paragraph as well as similar statements elsewhere in your prospectus.  Once an acquisition becomes probable, the selling shareholder offering will be suspended, according to other disclosure

We have revised the second paragraph to make clear that the selling stockholders’ shares are restricted from sale until this registration statement is effective; provided, however, that after the registration statement is effective, at such time as we become aware that our entry into a Business Combination Transaction has become probable, we shall file an amendment to this registration statement with the SEC which will again restrict the stockholders from sale.

6.  Please explain or revise here and elsewhere as appropriate to indicate that the selling shareholders are underwriters under the Securities Act.

We have revised to indicate that the selling shareholders are underwriters under the Securities Act.

7.  Please revise your rule 419 discussion to add a paragraph addressing how the selling shareholders are being required to comply with rule 419 and the terms of the offering.  If applicable, this discussion should reference specific executed agreements with the company

The company does not contemplate that anyone will be purchasing shares until after the company has entered into a business combination transaction.  However, if any of our stockholders sells shares before we have entered into a business combination transaction, we have stated in the rule 419 section on page 2 of the prospectus that the selling stockholder will be required to enter into the escrow agreement as a condition of completing the sale, and the share certificate and the funds paid for them shall promptly be placed into escrow.  We have also addressed how selling shareholders will be required to comply with rule 419 if the company becomes aware that an entry into a business combination transaction has become probable.  We have stated in the Rule 419 section on page 2 that when we become aware that our entry into a business combination transaction has become probable, we shall file an amendment to the registration statement with the SEC suspending this offering, and shall notify the selling stockholders that this offering is being suspended.  If the potential business combination transaction is not consummated, the offering shall be continued, and the selling stockholders may sell shares again pursuant to this offering.

8.  Please revise to indicate the timeframe for returning funds to investors in the event that you do not consummate a business combination transaction within 18 months after effectiveness.

We have revised our discussion on page 2 in the rule 419 section of the prospectus to state that if we do not consummate a business combination transaction within 18 months after effectiveness all escrow funds shall be returned to the investors within 30 days after said 18 month period.

9.  Please revise your statement on page 11 to remove the reference to the Commission’s clearing your prospectus as it appears inconsistent with Item 501 of Regulation S-K (emphasis added).  You may, however, use the phrase “declared effective” or similar language.

We have revised the statement to use the phrase “declared effective” rather than “clearing”.

10. Revise to briefly summarize the escrow agreement and terms of operation.  Also, revise to indicate who is responsible for paying the escrow fees.

We have revised to summarize the escrow agreement and terms of its operation, and have indicated that the company has paid the escrow fees

11.  Please explain your activities in relation to the possible acquisition of “passive investment interests in a number of entities” as referenced in risk factor “[w]e may be subject to further government regulation…”

Because we are unaware at the time of the nature of the business which the company with which we will enter into a business combination transaction will be engaged in, we have noted that it could be subject to regulation pursuant to the Investment Company Act, and that this regulation could result in the incurring of additional costs.

12.  Please revise the table to comply with Item 402(n) of Regulation S-K.

We have revised the table to comply with Item 402(n) of Regulation S-K.

13.  Please provide the disclosure contemplated by Item 509 of Regulation S-K with respect to Mintz & Fraade, P.C.

We have provided the disclosure contemplated by Item 509 of Regulation S-K in the “Legal Matters” section of the prospectus.

14.  Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Article 8-08 of Regulation S-X.

We have provided a currently dated consent in this amendment and have updated the financial statements.

15. Please provide us with a supplemental statement from counsel indicating that the reference to the General Corporation Law of the State of Delaware includes the state Constitution, statutes, rules, regulations, and judicial opinions interpreting the same.

Please be advised that the reference in the opinion of Mintz & Fraade P.C. included as an exhibit in the Registration Statement to the General Corporation Law of the State of Delaware includes the state Constitution, statutes, rules, regulations, and judicial opinions interpreting the same.

16. Please file a fully executed copy of your escrow agreement.  Currently it does not appear that your selling shareholders have executed the agreement, although they are named as parties.  See Rule 419(b)(4).

The escrow agreement does not require that the selling shareholders sign it at this time, as none have any intention of selling their shares until a transaction is consummated.  The shareholders shall be required to sign the escrow agreement if and when they decide to sell their shares pursuant to its terms.

17.  Please indicate the persons signing as principal executive officer and principal accounting officer

We have indicated the persons signing as principal executive officer and principal financial officer.

If there are any additional requests or comments, please contact the undersigned or Frederick M. Mintz.

Very truly yours,

Mintz & Fraade, P.C.

 By:/s/ Alan P. Fraade
Alan P. Fraade
APF:jwb
Enclosures